SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
CPEX PHARMACEUTICALS, INC.
(Name of Subject Company)
CPEX PHARMACEUTICALS, INC.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
12620N104
(CUSIP Number of Class of Securities)

Robert P. Hebert
Chief Financial Officer and Vice President
2 Holland Way
Exeter, New Hampshire 03833
(603) 658-6100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:

John A. Sedor President and Chief Executive Officer 2 Holland Way Exeter, New Hampshire 03833 (603) 658-6100	Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	Nathaniel S. Gardiner, Esq. Edwards Angell Palmer & Dodge 111 Huntington Avenue Boston, MA 02199 (617) 239-0100
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2010 (together with the exhibits and annexes thereto, the “Statement”) by CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), relating to the unsolicited tender offer by RSR Acquisition Company (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Shelter Bay Holdings, LLC, a New York limited liability company (“Shelter Bay”), which is wholly-owned and controlled by Richard S. Rofé, to purchase all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of preferred stock (the “Right,” and together with the Common Stock, the “Shares”) on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by the Purchaser with the SEC on April 22, 2010, as amended and supplemented prior to the date hereof (together with any exhibits and amendments thereto, the “Schedule TO”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the Offer (the “Offer”).
Item 9. Materials to Be Filed as Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(3)	Letter to Company Stockholders, dated May 14, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPEX PHARMACEUTICALS, INC.
By:	/s/ John Sedor
	Name:	John Sedor
	Title:	President and Chief Executive Officer

 Dated: May 14, 2010